UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

EASTSIDE DISTILLING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27780 23 02

(CUSIP Number)

Grover T. Wickersham

1001 SE Water Avenue, Suite 390

Portland, OR 97214

(971) 888-4264

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 2 of 6

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Grover T. Wickersham (“Mr. Wickersham”)

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
	(See Instructions)	(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):
WC, PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States
USA

	7.	Sole Voting Power
		754,836 (1)(2)

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY	9.	Sole Dispositive Power
EACH		754,836 (1)(2)
REPORTING
PERSON WITH	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
754,836 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.2% (3)

14.	Type of Reporting Person (See Instruction)
IN

(See footnotes on following page 4.)

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 3 of 6

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Grover T. Wickersham, P.C. Employees’ Profit Sharing Plan (the “PSP”)
EIN: 77-0117780

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
	(See Instructions)	(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States
USA

	7.	Sole Voting Power
		298,470 (4)

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY	9.	Sole Dispositive Power
EACH		298,470 (4)
REPORTING
PERSON WITH	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
298,470 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.6% (3)

14.	Type of Reporting Person (See Instruction)
EP

(See footnotes on page 4.)

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 4 of 6

(1)	Mr. Wickersham directly owns 112,815 shares of Common Stock, 22,222 common stock purchase warrants and 42,081 options that are exercisable within 60 days of April 6, 2018. In addition, Mr. Wickersham serves as the trustee of the Grover T. Wickersham, P.C. Employees’ Profit Sharing Plan (the “PSP”), the Lindsay Anne Wickersham 1999 Irrevocable Trust (the “Irrevocable Trust”), and an education trust established for the benefit of an unrelated minor child (the “Education Trust”). Mr. Wickersham also is a joint trustee and beneficiary of the Grover T. and Jill Z. Wickersham 2000 Charitable Remainder Trust (the “CRUT”). The PSP owns 178,530 shares of Common Stock and 119,940 Warrants, the Irrevocable Trust owns 84,745 shares of Common Stock and 77,778 warrants, the Education Trust owns 48,021 shares of Common Stock and 8,334 warrants, and the CRUT owns 42,440 shares of Common Stock and 17,930. Because Mr. Wickersham exercises voting and dispositive power over the securities owned by the PSP, the Irrevocable Trust, the Education Trust and the CRUT, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act. He disclaims beneficial ownership of all of the securities owned by the Irrevocable Trust and the Education Trust and all of the securities owned by the PSP and CRUT, except to the extent of his vested interest in the PSP and the CRUT.

(2)	Includes 246,204 shares of Common Stock issuable upon exercise of warrants out of an aggregate total of 270,047 warrants owned collectively by Mr. Wickersham, the PSP, the CRUT, the Irrevocable Trust and the Education Trust. Certain of the warrants contain a blocker that prohibits the holder from exercising the warrants if such exercise will result in beneficial ownership by the holder and his affiliates of more than 9.99% of the Issuer’s outstanding shares. The terms of the blocker may only be amended by written consent of both the Issuer and the holder. None of Mr. Wickersham, the PSP, the CRUT, the Irrevocable Trust, nor the Education Trust would own 9.99% of the outstanding shares if their respective warrants were exercised. However, because Mr. Wickersham has voting and dispositive control of the securities owned by the PSP, the Irrevocable Trust, the Education Trust and the CRUT, the aggregate ownership of which exceeds 9.99%, his directly-owned 23,843 warrants that are subject to the blocker are not included in his beneficial ownership total. Also includes 42,081 shares issuable upon exercise of options granted to Mr. Wickersham that are currently exercisable or exercisable within 60 days of April 6, 2018.

(3)	Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 5,044,770 shares of the Issuer’s Common Stock outstanding on April 6, 2018, as provided by the Issuer, plus shares of Common Stock issuable upon exercise of currently exercisable options and warrants and options that will vest within 60 days of April 6, 2018.

(4)	These shares are also included in the shares deemed beneficially owned by Mr. Wickersham, who is the trustee of the PSP and exclusively exercises voting and dispositive control. Includes 119,940 shares issuable upon exercise of outstanding warrants.

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 5 of 6

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 18, 2016, Amendment No. 2 to Schedule 13D filed with the Commission on July 27, 2016 (“Amendment No. 2”), Amendment No. 3 to Schedule 13 D filed with the Commission on February 14, 2017 and Amendment No. 4 to Schedule 13D filed with the Commission on August 18, 2017 by Grover T. Wickersham, an individual and citizen of the United States (“Mr. Wickersham”) and the Grover T. Wickersham, P.C. Employees’ Profit Sharing Plan (the “PSP,” and together with Mr. Wickersham, the “Filing Persons”) with respect to the Common Stock of Eastside Distilling, Inc., a Nevada corporation (the “Issuer”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 are collectively referred to as the “Schedule 13D.” This Amendment No. 5 amends Items 3 and 5. Except as set forth herein, all other information in the Schedule 13D, as previously amended, remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end of Item 3:

The consideration used for the acquisition of the additional 55,905 common stock purchase warrants reported in this Schedule 13D as indirectly beneficially owned by Mr. Wickersham (37,975 of which are directly beneficially owned by the PSP), is forgiveness of outstanding indebtedness owed by the Issuer to the PSP and the CRUT.

Item 5.	Interest in Securities of the Issuer

The filing of this Schedule 13D and any amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Mr. Wickersham, the PSP, the CRUT, the Irrevocable Trust and the Education Trust shall not be considered an admission that he is the beneficial owner of any shares in which he does not have a pecuniary interest.

Paragraphs (a) and (c) are hereby amended and supplemented as follows:

(a)       See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of the shares beneficially owned by each of the Filing Persons. The percentages used in this Schedule 13D are calculated based on 5,044,770 shares of the Issuer’s Common Stock outstanding on April 6, 2018, as provided by the Issuer, plus shares of Common Stock issuable upon exercise of currently exercisable options and warrants as applicable to the respective Filing Person.

(c)       Neither of the Filing Persons has effected or caused to be effected any transaction involving the Issuer’s Common Stock during the last 60 days other than the following:

Person who Effected			Number of	Price
the Transaction	Transaction	Date	Warrants	Per Share	Consideration

PSP(1)	Purchase of Warrants in Private Note/Warrant Offering	3/29/18	37,975	(2)	Forgiveness of Indebtedness
CRUT(1)	Purchase of Warrants in Private Note/Warrant Offering	3/29/18	17,930	(2)	Forgiveness of Indebtedness

(1)	Transaction was effected by the named party. Mr. Wickersham may be deemed to be the indirect beneficial owner thereof.

(2)	The warrants were acquired in connection with the PSP and the CRUT’s respective participations in the Company’s 5% promissory note offering. For each $100,000 in principal amount of the notes, the investor was issued 10,000 common stock purchase warrants. The warrants are exercisable at $5.40 (subject to adjustment for stock splits reverse splits and other similar recapitalization events) through August 10, 2022, unless earlier redeemed. The PSP paid $379,750 in indebtedness forgiveness in exchange for a note in the principal amount of $379,750 and 37,975 warrants. The CRUT paid $179,930 in indebtedness forgiveness in exchange for a note in the principal amount of $179,930 and 17,930 warrants.

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018

/s/ Grover T. Wickersham
Grover T. Wickersham

Grover T. Wickersham, P.C. Employees Profit Sharing Plan

By:	/s/ Grover T. Wickersham
Trustee